

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 7, 2009

<u>Via U.S. Mail</u>

Mr. Stephen Moore
Chief Financial Officer
Pixelworks, Inc.
8100 SW Nyberg Road
Tualatin, Oregon 97062

      Re: **Pixelworks, Inc.**
              Form 10-K for the Year Ended December 31, 2007
              File No. 000-30269

Dear Mr. Moore:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief